UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact name of registrant as specified in its charter)

89 SCIENCE PARK DRIVE, #01-07

THE RUTHERFORD, SINGAPORE SCIENCE PARK

SINGAPORE 118261

(65) 6872 0322

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ORDINARY SHARES

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 134

Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Internet Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PACIFIC INTERNET LIMITED

DATE:	November 5, 2007	BY:	/s/ William L. Barney
		NAME:	William L. Barney
		TITLE:	Chairman and Acting Chief Executive Officer